Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 28, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Lauri Hanover, Elad Shrem and Aviv Avidan Shalit, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, July 20, 2023, at the 2023 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Monday, August 28, 2023 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2023 Annual General Meeting of Shareholders of the Company (the “Notice”) and accompanying Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposal 2), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 2, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned completes Item 2A, in which case this proxy will be voted FOR Proposal 2).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 2 unless the undersigned indicates that he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 2, by checking the box “FOR” Item 2A on the reverse side. If you believe that you are a controlling shareholder or have a conflict of interest in the approval of Proposal 2, by checking the box “AGAINST” Item 2A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 28, 2023

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

			FOR	AGAINST	ABSTAIN
Important Instructions for Item 2A relating to Proposal 2: Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 2 unless you complete Item 2A.	1.

Re-election/ initial election of each of:

1(a) Ofer Ben-Zur

1(b) Naama Halevi Davidov

1(c) Gabi Seligsohn

for a three-year term, as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2026 and until his/her successor is duly elected and qualified

			☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED “FOR” WITH RESPECT TO ITEM 2A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should check the box “AGAINST” on Item 2A.	2.	Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)).	☐	☐	☐
	2A.

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 2 (in each case as defined in the Companies Law and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 2A]

			☐	☐
	3.	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s 2024 annual general meeting of shareholders, and authorization of the Company’s board of directors (with power of delegation to the audit committee thereof) to fix such accounting firm’s annual compensation	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.